UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 7, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Maxygen, Inc.

File No. 0-28401 - CF#21702

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Maxygen, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 7, 2008, as amended by Form 10-K/A filed on October 24, 2008.

Based on representations by Maxygen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.19	through April 14, 2013
Exhibit 10.19.1	through April 14, 2013
Exhibit 10.19.3	through April 14, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Long
Assistant Director